Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS

Six months ended June 30, 2016

Revenues. Revenues for the six months ended June 30, 2016 were approximately $0.6 million compared with approximately $0.7 million for the six months ended June 30, 2015. The decrease is attributed mainly to the reduction in recognition of a non-refundable upfront payment, offset with revenues in the amount of $0.4 million associated with the achievement of the first preclinical milestone for CGEN- 15022 during the second quarter of 2016, both pursuant to the August 2013 Research and Development Collaboration and License Agreement with Bayer Pharma AG (the “Collaboration”).

Cost of Revenues. Cost of revenues was approximately $0.2 million for the first six months of 2016 compared with approximately $0.4 million for the first six months of 2015. Cost of revenues consists mostly of expenses attributed to activities performed by Compugen in connection with the upfront payment from the Collaboration. The decrease in cost of revenues reflects the corresponding decrease in revenues.

Research and Development Expenses, Net. Research and development expenses, net, increased by approximately 21%  to approximately $12.2 million for the first six months of 2016 from approximately $10.1 million for the first six months of 2015. The increase in expenses reflects primarily substantial increase in activities involving our pipeline program candidates, including the hiring of additional professional employees and manufacturing and regulatory consultants to support pre-clinical activities. Research and development expenses, net, as a percentage of total operating expenses, increased to 75% for the first six months of 2016 from 74% for the first six months of 2015.

Marketing and Business Development Expenses. Marketing and business development expenses were approximately $0.5 million for the first six months of each of 2016 and 2015. Marketing and business development expenses, as a percentage of total operating expenses, decreased to 3% for the first six months of 2016 from 4% for the first six months of 2015.

General and Administrative Expenses. General and administrative expenses increased to approximately $3.6 million for the first six months of 2016 from approximately $3.0 million for the first six months of 2015. The increase is primarily attributed to an increase in professional services and an increase in head count related general and administrative expenses. General and administrative expenses, as a percentage of total operating expenses, remain at 22% for the first six months of each of 2016 and 2015.

Financial Income, Net. Financial income, net, was approximately $0.7 million for the first six months of 2016 compared with approximately $0.3 million for the first six months of 2015. The increase is primarily due to gains related to the sales of a portion of our investment in Evogene Ltd. (“Evogene”) in the amount of $0.3 million during the first six months of 2016.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $7.7 million in the first six months of 2016 compared with approximately $13.0 million in the first six months of 2015. The net cash used during the first six months of 2016 includes the collection of $7.8 million associated with the third milestone with respect to one licensed program under the Collaboration which had been achieved and recognized as revenue in the fourth quarter of 2015. Excluding the collection of the above milestone in the amount of $7.8 million, net cash used for the period in 2016 increased to approximately $15.5 million reflecting higher level of expenses associated with increased activities involving our pipeline program candidates.

Net Cash Provided by (Used in) Investing Activities. Net cash provided by investing activities in the first six months of 2016 was approximately $15.1 million compared with net cash used in the investing activities of approximately $3.6 million in the first six months of 2015. The increase in net cash provided by investment activities is primarily related to a higher level of proceeds from the maturity of short-term bank deposits in the first six months of 2016 compared to the first six months of 2015, partially offset by an increase in investment in short-term bank deposits between the comparable periods.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was approximately $1.2 million in the first six months of 2016 compared with approximately $0.6 million in the first six months of 2015. The principal source of cash provided by financing activities for the first six months of each of 2016 and 2015 was proceeds received from the issuance of ordinary shares as a result of the exercise of stock options.

Net Liquidity. Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits and marketable securities. As of June 30, 2016, we had total cash, cash equivalents and short-term bank deposits of approximately $74.1 million.